UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission file number: 001-40310

Innoviz Technologies Ltd.

(Translation of registrant’s name into English)

Innoviz Technologies Campus

5 Uri Ariav Street, Bldg. C

Nitzba 300, Rosh HaAin, Israel

(Address of principal executive offices)

_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Closing of Registered Direct Offering

On July 29, 2026, Innoviz Technologies Ltd. (the “Company” or “Innoviz”) closed its previously announced offering of 66,666,667 of the Company’s ordinary shares in a registered direct offering for gross proceeds of approximately $30 million, before deducting the placement agent fees and offering expenses payable by the Company. The Company intends to use the net proceeds for general business purposes, including (but not limited to), supporting the commercialization of Perciz, the Company’s dedicated security and defense brand.

The ordinary shares were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-289554) (the “Registration Statement”), previously declared effective by the Securities and Exchange Commission (the “Commission”) on August 21, 2025, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated July 28, 2026.

This Report on Form 6-K (this “Report”) shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A copy of the opinion of Naschitz, Brandes, Amir & Co., Advocates relating to the legality of the issuance and sale of the ordinary shares is filed as Exhibit 5.1.

This Report and related exhibits are incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-265170 and 333-289554) and Form S-8 (File Nos. 333-255511, 333-265169, 333-270416, 333-277852, 333-285758 and 333-292573), and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements:

This Report includes forward-looking statements within the meaning of the federal securities laws, including statements regarding the intended use of the proceeds from the offering. Forward-looking statements represent Innoviz's current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. Among those risks and uncertainties are market conditions, including the trading price and volatility of Innoviz's securities, risks relating to Innoviz's business and the satisfaction of closing conditions in the securities purchase agreement related to the offering. The forward-looking statements included in this Report speak only as of the date of this Report, and Innoviz does not undertake to update the statements included in this Report for subsequent developments, except as may be required by law.

The Company hereby furnishes the following documents as Exhibits 5.1 and 23.1.

Exhibit No.	Description
5.1	Opinion of Naschitz, Brandes, Amir & Co., Advocates as to the validity of the ordinary shares.
23.1	Consent of Naschitz, Brandes, Amir & Co., Advocates (included in Exhibit 5.1).

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innoviz Technologies Ltd.

By:	/s/ Eldar Cegla
Name: Eldar Cegla
Title: Chief Financial Officer

Date: July 30, 2026